Exhibit 99.6
CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Thompson Creek Metals Company Inc. of our report dated March 13, 2008 relating to the consolidated financial statements, which appears in the Annual Report to Shareholders.
/s/  PricewaterhouseCoopers LLP
Vancouver, British Columbia
March 13, 2008